UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 27, 2016

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-211232) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the six months ended 30 June 2016, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Second quarter 2016

Statoil reports net operating income of USD 180 million in the second quarter of 2016

The second quarter was characterised by

•         Solid operational performance – while financial results are affected by low prices

•         Maintaining production guiding – lowering 2016 capex and exploration guidance

•         Continued focus on strict capital discipline

“We delivered solid operational performance with strong production growth and progress on project development and execution. Our financial results were affected by low oil and gas prices in the quarter,” says Eldar Sætre, President and CEO of Statoil ASA.

“We maintain our production guidance, expecting annual organic production growth of around 1% from 2014 to 2017. Strict prioritisation, good results from our improvement programme and more effective drilling operations allow us to lower our 2016 capex and exploration guidance”, says Sætre.

“We see continued progress on our plan to improve efficiency and make faster and deeper cost reductions. As an additional tool to strengthen the company’s financial flexibility,  we have successfully introduced a scrip dividend”, says Sætre.

Net operating income was USD 180 million in the second quarter compared to USD 3,635 million in the same period of 2015. The reduction was primarily due to the drop in prices for oil and gas and lower refinery margins. Cost reductionsas a result of the on-going cost improvement initiatives, contributed positively to the results. Net operating income for the second quarter in 2015 was impacted by a significant sales transaction.

Statoil delivered equity production of 1,959 mboe per day in the second quarter. The underlying production growth in the quarter, after adjusting for divestments, was 6% compared to the second quarter of last year. In the second quarter Statoil made two discoveries on the Norwegian continental shelf (NCS) and one in Canada. As of 30 June 2016, Statoil had completed 15 wells.  Exploration expenses in the quarter were USD 509 million, up from USD 471 million in the second quarter of 2015.

Cash flow from operations amounted to USD 3,349 million in the first half of 2016 compared to USD 6,278 million in the same period last year.

Statoil is lowering its capex guidance for 2016 from USD 13 billion to USD 12 billion and its exploration guidance for 2016 from USD 2 billion to USD 1.8 billion. Production guidance remains unchanged, and expected annual organic production growth is 1% from 2014 to 2017.

The board of directors has decided to pay a dividend of USD 0.2201 per ordinary share for the second quarter. Pursuant to the scrip dividend programme approved at the annual general meeting on 11 May 2016, shareholders will have the option to receive the dividend for the second quarter in cash or newly issued shares in Statoil at a 5% discount.

In the second quarter, Statoil experienced two fatal accidents. On 29 April, a helicopter returning from Gullfaks B crashed at Turøy outside Bergen and 13 people lost their lives. The accident at Turøy is being investigated by the Investigation Board Norway (Havarikommisjonen). On 21 April, a contractor was fatally injured in a grinding accident in a yard in Korea.

The twelve month average Serious incident frequency (SIF) was 0.8 per 30 June 2016, compared to 0.6 in the same period last year.

Quarters			Change		First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2		2016	2015	Change

180	1,060	3,635	(95%)	Net operating income (USD million)	1,240	332	>100%
(302)	611	866	N/A	Net income (USD million)	309	(3,704)	N/A
1,959	2,054	1,873	5%	Total equity liquids and gas production (mboe per day) [4]	2,007	1,964	2%
39	29	55	(28%)	Group average liquids price (USD/bbl) [1]	34	51	(33%)

Key events since first quarter 2016:

•          Following the helicopter accident on 29 April, Statoil initiated an investigation to identify measures to improve Statoil’s work on helicopter safety on the NCS. The report is expected to be ready by the end of September 2016

•          Statoil entered into an agreement with Lundin Petroleum to divest its entire 15% interest in the Edvard Grieg field for an increased shareholding in Lundin Petroleum AB, increasing the ownership to 20.1%

•          In May Statoil introduced the scrip dividend programme, and at the end of the subscription period 43% had selected shares with a 5% discount

•          The Ministry of Petroleum and Energy awarded Statoil five licences in the 23rd licensing round, four operatorships and one partnership

•          Statoil agreed to acquire JX Nippon’s 45% equity share in, and operatorship of, the UK licence for the Utgard field

•          The Ministry of Petroleum and Energy has sanctioned the Plan for Development and Operation (PDO) of Oseberg Vestflanken 2 field

SECOND QUARTER 2016 GROUP REVIEW

The second quarter financial results continued to be characterised by the low price environment and low refining margins. Strong production and reduced costs still had a positive effect on earnings.

Total equity liquids and gas production [4]  was 1,959 mboe per day in the second quarter of 2016, up 5% compared to second  quarter of 2015 mainly due to stronger operational performance and new production from ramp-up and start-up on various fields. Expected natural decline on mature fields and lower ownership shares from divestments partially offset the increase.

Total entitlement liquids and gas production [3] was up by 6% to 1,814 mboe per day compared to 1,709 mboe per day in the second  quarter of 2015. The increase was due to the increase in equity production as described above and a beneficial effect from production sharing agreements (PSA effect) mainly driven by higher entitlement factor as a consequence of the decline in oil prices.  The PSA effect was 103 mboe per day in the second quarter of 2016 compared to 122 mboe per day in the second quarter of 2015.

Net operating income  was USD 180 million in the second quarter of 2016, compared to USD 3,635 million in the second quarter of 2015. The significant decrease was primarily due to the drop in prices for liquids and gas, lower refinery margins and reduced gain on sale of assets this quarter. Lower costs partially offset the decrease.

In addition, net operating income in the second quarter of 2016 was negatively affected by changes in the fair value of derivatives of USD 342 million and net impairment charges of USD 275 million mainly related to a conventional offshore asset in the Gulf of Mexico following a revision of production forecasts.  Net operating income was positively impacted by gain on sale of assets of USD 119 million mainly related to the divestment of  the Edvard Grieg field.

In the second quarter of 2015, net operating income was positively affected mainly by gain from sale of assets of USD 1,346 million mainly related to the divestment of the Shah Deniz project, and negatively affected by net impairment charges of USD 391 million.

Total revenues and other income decreased primarily due to the drop in prices for liquids and gas, lower refinery margins and reduced gain on sale of assets this quarter.

Operating and administrative expenses decreased by 26% to USD 2,172 million in the second quarter of 2016 mainly due to lower operating plant cost as a result of the on-going cost improvement initiatives. Lower diluent expenses and royalty costs driven by reduced prices and the NOK/USD exchange rate development also contributed to the reduction. Increased operating costs for new fields coming on stream, higher transportation expenses in the US and portfolio changes partially offset the cost reductions.

Depreciation, amortisation and net impairment losses decreased by decreased by 10% to USD 2,783 million in the second quarter of 2016, mainly due to lower net impairment charges in the second quarter of 2016, lower depreciation on mature fields and the NOK/USD exchange rate development. Higher proved reserves estimates for certain assets added to the decrease, partially offset by production start-up and ramp-up of new fields and new investments.

Exploration expenses increased by 8% to USD 509 million in the second quarter of 2016 mainly due to increased impairment of exploration assets in the US compared to the second quarter of 2015. A lower portion of current exploration expenditures being capitalised and a higher portion of capitalised expenditures from earlier years being expensed this quarter added to the increase. Lower drilling activity and more expensive wells being drilled in the second quarter last year partially offset the increase.

Net financial items amounted to a gain of USD 31 million in the second  quarter of 2016, compared to a loss of USD 940 million in the second  quarter of 2015. The positive change of USD 971 million is mainly due to increased gain on derivatives related to our long term debt portfolio of USD 975 million, mainly due to decrease in interest yield curves.

Income taxes were USD 513 million in the second quarter of 2016. The effective tax rate was more than 100%.

In the second quarter of 2015, income taxes were USD 1,829 million and the effective tax rate was 67.9%.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Quarters			Change	Condensed income statement under IFRS	First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	(unaudited, in USD million)	2016	2015	Change

10,895	10,115	17,422	(37%)	Total revenues and other income	21,010	32,935	(36%)

(5,251)	(4,170)	(7,307)	(28%)	Purchases [net of inventory variation]	(9,421)	(13,893)	(32%)
(2,172)	(2,495)	(2,922)	(26%)	Operating and administrative expenses	(4,667)	(6,094)	(23%)
(2,783)	(2,039)	(3,087)	(10%)	Depreciation, amortisation and net impairment losses	(4,822)	(10,424)	(54%)
(509)	(351)	(471)	8%	Exploration expenses	(860)	(2,192)	(61%)

180	1,060	3,635	(95%)	Net operating income	1,240	332	>100%

31	625	(940)	N/A	Net financial items	656	(766)	N/A

211	1,685	2,695	(92%)	Income before tax	1,896	(434)	N/A

(513)	(1,074)	(1,829)	(72%)	Income tax	(1,587)	(3,270)	(51%)

(302)	611	866	N/A	Net income	309	(3,704)	N/A

Net income in the second  quarter of 2016 was negative USD 302 million, down from positive USD 866 million in the second  quarter of 2015. The significant decrease was mainly due to the decrease in net operating income explained above. Reduced loss on net financial items and lower income taxes partially offset the decrease.

Cash flows provided by operating activities were USD 1,144 million in the second quarter of 2016 compared to USD 2,538 million in the second quarter of 2015. Excluding working capital movements and taxes paid, cash flows provided by operating activities were USD 3,026 million in the second quarter of 2016 compared to USD 5,476 million in the second quarter of 2015. The 45% decrease was mainly due to reduced liquids and gas prices.

Cash flows used in investing activities were USD 3,039 million in the second quarter of 2016 compared to USD 2,061 million in the second quarter of 2015. The increase of USD 978 million was mainly due to lower proceeds from sale of assets of USD 2,640 million and lower capital expenditures of USD 1,467 million compared to the second quarter of 2015.

Cash flows provided by financing activities were USD 242 million in the second quarter of 2016 compared to cash flows used in financing activities of USD 2,209 million in the second quarter of 2015, a change of USD 2,451 million. The change is mainly due to a change in cash flow from net current debt of USD 2,273 million and lower dividends paid of USD 331 million which was partially offset by higher repayment of debt of USD 150 million.

First half 2016

Net operating income was USD 1,240 million in the first half of 2016 compared to USD 332 million in the first half of 2015. The increase was primarily due to significantly lower net impairment charges in the first half of 2016 compared to the same period last year and reduced costs. The increase was partially offset by the drop in liquids and gas prices, lower margins in the sales and trading activity, lower refinery margins, reduced fair value of derivatives and less gain from sale of assets.

In addition, net operating income in the first half of 2016 was negatively impacted by lower fair value of commodity derivatives of USD 305 million and changes in the market value of storage and future physical contracts of USD 187 million. Net operating income was positively impacted by gain on sale of assets of USD 119 million mainly related to the divestment of the Edvard Grieg field.

In the first half of 2015, net operating income was negatively impacted by net impairment losses of USD 6,325 million and lower fair values of derivatives of USD 386 million. Gain from sale of assets of USD 1,403 million mainly related to the divestment of the Shah Deniz project impacted net operating income positively.

Total revenues and other income decreased mainly due to drop in liquids and gas prices, lower margins in the sales and trading activity, lower refinery margins, reduced fair value of derivatives and less gain from sale of assets.

Operating and administrative expenses decreased mainly due to results from the on-going cost improvement initiatives and the NOK/USD exchange rate development. Lower operation and maintenance costs, lower diluent and royalty expenses and lower transportation costs added to the decrease, partially offset by operating costs for new fields coming on stream.

Depreciation, amortisation and net impairment losses decreased, mainly due to lower impairment of assets in 2016. Lower depreciation due to mature fields, the NOK/USD exchange rate development, lower asset retirement obligations and higher reserves estimates, added to the decrease. The decrease in depreciation was partially offset by start-up and ramp-up of new fields.

Exploration expenses decreased mainly due to lower impairments in 2016, lower drilling activity and more expensive wells being drilled in the first half of 2015. The decrease was partially offset by a lower capitalisation rate of current exploration expenditures and a higher portion of capitalised expenditures from earlier years being expensed this period when compared to the first half of 2015.

Net financial items amounted to a gain of USD 656 million in first half of 2016 compared to a loss of USD 766 in the first half of 2015. The positive change of USD 1,422 million  is mainly due to increased gain on derivatives related to our long term debt portfolio of USD 1,592, mainly due to decrease in interest yield curves.

Income taxes in the full year of 2016 are USD 1,587 million, equivalent to a tax rate of 83.7%. In the full year of 2015, income taxes were USD 3,270 million and the effective tax rate was more than 100%.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Net income  in the full year of 2016 was positive USD 309 million compared to negative USD 3,704 million in the full year of 2015, mainly due to the increase in net operating income explained above, gain on financial items in 2016 compared to losses in 2015, and lower income taxes in 2016.

Cash flows provided by operating activities were USD 3,349 million in the first half of 2016 compared to USD 6,278 million in the first half of 2015. Excluding working capital movements and taxes paid, cash flows provided by operating activities were USD 6,412 million in the first half of 2016 compared to USD 11,242 million in the first half of 2015. The 43% decrease was mainly due to reduced liquids and gas prices.

Cash flows used in investing activities were USD 5,376 million in the first half of 2016 compared to USD 10,399 million in the first half of 2015. The decrease of USD 5,023 million was mainly due an increase in financial investments of USD 5,520 million compared to 2015. Furthermore lower proceeds from sale of assets of USD 3,112 million partially offset by lower capital expenditures of USD 2,610 million compared to the first half of 2015.

Cash flows used in financing activities were USD 6 million in the first half of 2016 compared to cash flows provided in financing activities of USD 534 million in the first half of 2015, a change of USD 540 million. The change is mainly due to issuance of new debt in 2015 of USD 4,263 million partially offset by higher repayments of debt of USD 1,274 million and change in cash flow from net current debt of USD 2,060 million and lower dividends paid of USD 390 million.

OUTLOOK

•       Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around
USD 1.8 billion for 2016, excluding signature bonuses

•       Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 2.5 billion from 2016

•       Statoil’s ambition is to keep the unit of production cost in the top quartile of its peer group

•       For the period 2014 – 2017, organic production growth [7] is expected to come from new projects resulting in around 1% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments

•       The equity production for 2016 is estimated to be somewhat lower than the 2015 level due to Statoil’s value over volume-approach

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 115 mboe per day in the third quarter of 2016. In total, maintenance is estimated to reduce equity production by around 60 mboe per day for the full fiscal year 2016, which is higher than the 2015 impact

•       Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties are estimated to be around 135 mboe per day in 2016 based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel [4]

•       Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Second quarter 2016 review

Average daily production of liquids and gas increased by 5% to 1,211 mboe per day in the second quarter of 2016 compared to the second quarter of 2015. The increase was mainly due to continued strong operational performance from several fields, redetermination at Ormen Lange in 2015 and ramp-up of new fields, partially offset by expected natural decline on mature fields.

Net operating income for Development and Production Norway (DPN) was USD 1,274 million compared to USD 1,720 million in the second quarter of 2015. The decrease by 26% in net operating income in the second quarter of 2016 compared to the second quarter of 2015 was mainly due to the drop in liquids and gas prices, partially offset by gain on sale of assets of USD 114 million related to the divestment of the Edvard Grieg field.

In the second quarter of 2015 net operating income was negatively impacted by impairment of assets of USD 357 million.

Operating and administrative expenses  decreased mainly due to the results of efficiency gains from on-going cost improvement initiatives and the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses  decreased mainly due to lower depreciation on mature fields and the NOK/USD exchange rate development, partially offset by ramp-up of new fields.

Exploration expenses decreased compared to 2015 mainly due to lower drilling activity and more expensive wells being drilled in the second quarter of 2015.

Quarters			Change	Income statement under IFRS	First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	(in USD million)	2016	2015	Change

3,229	3,338	4,409	(27%)	Total revenues and other income	6,568	9,195	(29%)

(613)	(717)	(792)	(23%)	Operating and administrative expenses	(1,330)	(1,808)	(26%)
(1,217)	(1,228)	(1,725)	(29%)	Depreciation, amortisation and net impairment losses	(2,444)	(3,294)	(26%)
(126)	(69)	(173)	(27%)	Exploration expenses	(195)	(326)	(40%)

1,274	1,325	1,720	(26%)	Net operating income	2,598	3,767	(31%)

First half 2016

Net operating income for DPN was USD 2,598 million in the first half year of 2016 compared to USD 3,767 million in the first half of 2015. Gain on sale of assets of USD 114 million related to the divestment of the Edvard Grieg field positively impacted net operating income.

Net operating income in the first half of 2015 was negatively impacted by impairment of assets of USD 497 million and lower fair value of derivatives of USD 279 million.

Total revenues and other income decreased primarily driven by the drop in liquids and gas prices and the NOK/USD exchange rate development. Increased volumes partially offset the decrease.

Operating and administrative expenses  decreased mainly due to the results of efficiency gains from on-going cost improvement initiatives and the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses decreased mainly due to the NOK/USD exchange rate development, lower depreciation on mature fields and decreased asset retirement obligations. The decrease was partially offset by ramp-up of new fields.

Exploration expenses  decreased mainly due to lower drilling activity and more expensive wells being drilled in the first half of 2015.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Second quarter 2016 review

Average equity production of liquids and gas in the second quarter of 2016 increased by 3% to 748 mboe per day compared to the second quarter of 2015. The increase was due to start-up/ramp-up on several fields including Corrib and positive operational effects on the Marcellus shale play, partially offset by divestment of the Shah Deniz project and natural decline on various fields.

Average daily entitlement production of liquids and gas  in the second quarter of 2016 increased by 8% to 603 mboe per day compared to the second quarter of 2015. The increase was due to higher equity production and a beneficial effect from production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 103 mboe per day in the second quarter of 2016 compared to
122 mboe per day in the second quarter of 2015.

Net operating income for Development and Production International (DPI) was negative USD 839 million compared to positive USD 1,265 million the second quarter of 2015. In the second quarter of 2016, net impairments of USD 275 million negatively impacted net operating income.

In the first quarter of 2015, net operating income was positively impacted by a gain of USD 1,148 million related to the divestment of the Shah Deniz project.

Operating and administrative expenses decreased due to lower operation and maintenance costs relating to various fields, in addition to lower diluent expenses and royalties caused by lower volumes and reduced prices. The decreases were partially offset by operating costs for new fields coming on stream, higher transportation expenses in the US and portfolio changes.

Depreciation, amortisation and net impairment losses increased primarily due to production start-up and ramp-up of new fields. Reversal of impairments in 2015 and 2016 added further to the increase. Higher reserves estimates partially offset the increase in depreciation.

Exploration expenses increased primarily due higher impairments, higher portion of wells capitalised in previous periods being expensed this quarter, and a lower capitalisation rate in the second quarter of 2016. Lower drilling activity in combination with relatively lower well costs compared to second quarter of 2015 partially offset the increase.

Quarters			Change	Income statement under IFRS	First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	(in USD million)	2016	2015	Change

1,643	1,139	3,623	(55%)	Total revenues and other income	2,782	5,586	(50%)

(642)	(626)	(884)	(27%)	Operating and administrative expenses	(1,267)	(1,772)	(28%)
(1,455)	(702)	(1,174)	24%	Depreciation, amortisation and net impairment losses	(2,157)	(6,815)	(68%)
(383)	(282)	(299)	28%	Exploration expenses	(665)	(1,865)	(64%)

(839)	(473)	1,265	N/A	Net operating income	(1,312)	(4,868)	(73%)

First half 2016

Net operating income for DPI was negative USD 1,312 million in the first half of 2016 compared to negative USD 4,868 million in the first half of 2015. Net reversal of impairments of USD 39 million positively impacted net operating income in the first half of 2016.

Net operating income in the first half of 2015 was negatively impacted by net impairment charges of USD 5,780 million, partially offset by a gain on sale of assets of USD 1,148 million related to the divestment of the Shah Deniz project.

Total revenues and other income decreased due to lower realised oil and gas prices, partially offset by higher entitlement production.

Operating and administrative expenses  decreased primarily due to lower operation and maintenance costs, in addition to lower diluent and royalty expenses. The decreases were partially offset by operating costs for new fields coming on stream, and higher transportation expenses in the US.

Depreciation, amortisation and net impairment losses decreased primarily due to net impairment reversals in the first half of 2016 compared to significant impairments charges in the first half of 2015. Higher reserves estimates added to the decrease. Start-up and ramp-up of production from new fields partially offset the decrease in depreciation.

Exploration expenses decreased primarily due to lower impairments and lower drilling activity in combination with relatively lower well costs, partially offset by a higher portion of wells capitalised in previous periods being expensed this year and a lower capitalisation rate in 2016.

MARKETING, MIDSTREAM AND PROCESSING

Second quarter 2016 review

Natural gas sales volumes in the second quarter of 2016 amounted to 12.6 billion standard cubic meters (bcm), up 11% compared to the second quarter of 2015. The increase was due to higher Statoil entitlement production mainly on the Norwegian continental shelf. Of the total gas sales in the second quarter of 2016, entitlement gas was 10.8 bcm compared to 9.6 bcm in the second quarter of 2015.

Average invoiced European natural gas sales price [8] decreased by 32% due to abundant gas supply. Average invoiced North American piped gas sales price [8] decreased by 20% due to abundant gas supply.

Net operating income for Marketing, Midstream and Processing (MMP) was negative USD 20 million compared to positive USD 652 million in the second quarter of 2015. Net operating income was negatively impacted by lower fair value of certain derivatives of USD 391 million. Lower margins for sales and trading activity compared to the solid results in the second quarter of 2015 which had better opportunities for storage and geographical optimisation, and lower refinery margins compared to the second quarter of 2015 when the gasoline markets were strong compared to crude and benefited from regional imbalances, added to the decrease.

Operating and administrative expenses   decreased mainly as a result of the on-going cost improvement initiatives and the NOK/USD exchange rate development.

Quarters			Change	Income statement under IFRS	First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	(in USD million)	2016	2015	Change

10,586	9,934	15,723	(33%)	Total revenues and other income	20,520	31,165	(34%)

(9,471)	(8,485)	(13,672)	(31%)	Purchases [net of inventory variation] [6]	(17,956)	(26,973)	(33%)
(1,053)	(1,073)	(1,243)	(15%)	Operating and administrative expenses	(2,127)	(2,461)	(14%)
(82)	(73)	(156)	(47%)	Depreciation, amortisation and net impairment losses	(155)	(249)	(38%)

(20)	303	652	N/A	Net operating income	283	1,482	(81%)

First half 2016

Net operating income for (MMP) was USD 283 million in the first half of 2016 compared to USD 1,482 million in the first half of 2015, negatively impacted by lower fair value of certain derivatives of USD 360 million and changes in the market value of storage and future physical contracts of USD 187 million. Lower margins for sales and trading activity compared to the solid results in the first half of 2015, and lower refinery margins compared to the first half of 2015 when especially the gasoline markets were strong compared to crude and benefited from regional imbalances, added to the decrease.  The decrease was partially offset by gain on operational storage of USD 134 million.

Net operating income in the first half of 2015 was negatively impacted by changes in the fair value of certain derivatives of USD 107 million, periodisation of inventory and contract hedging effects of USD 80 million and impairment of assets of USD 48 million. A gain on operational storage of USD 120 million partially offset the decrease.

Total revenues and other income decreased driven by lower crude oil and gas prices.

Purchases [net of inventory variation] decreased driven by the same factors as described above.

Operating and administrative expenses  decreased mainly as a result of lower transportation costs,  effects from the on-going cost improvement initiatives and the NOK/USD exchange rate development.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2016

With effect from the first quarter of 2016 the financial statements are presented in US dollars (USD). Comparative data has been converted from Norwegian kroner (NOK) to USD accordingly.

CONSOLIDATED STATEMENT OF INCOME

Quarters				First half		Full year
Q2 2016	Q1 2016	Q2 2015	(unaudited, in USD million)	2016	2015	2015

10,814	10,087	16,041	Revenues	20,901	31,445	57,900
(46)	20	28	Net income from equity accounted investments	(26)	67	(29)
127	8	1,353	Other income	135	1,423	1,770

10,895	10,115	17,422	Total revenues and other income	21,010	32,935	59,642

(5,251)	(4,170)	(7,307)	Purchases [net of inventory variation]	(9,421)	(13,893)	(26,254)
(2,020)	(2,247)	(2,733)	Operating expenses	(4,267)	(5,661)	(10,512)
(152)	(247)	(189)	Selling, general and administrative expenses	(400)	(432)	(921)
(2,783)	(2,039)	(3,087)	Depreciation, amortisation and net impairment losses	(4,822)	(10,424)	(16,715)
(509)	(351)	(471)	Exploration expenses	(860)	(2,192)	(3,872)

180	1,060	3,635	Net operating income	1,240	332	1,366

31	625	(940)	Net financial items	656	(766)	(1,311)

211	1,685	2,695	Income before tax	1,896	(434)	55

(513)	(1,074)	(1,829)	Income tax	(1,587)	(3,270)	(5,225)

(302)	611	866	Net income	309	(3,704)	(5,169)

(307)	607	861	Attributable to equity holders of the company	300	(3,717)	(5,192)
5	4	5	Attributable to non-controlling interests	9	13	22

(0.10)	0.19	0.27	Basic earnings per share (in USD)	0.09	(1.17)	(1.63)
(0.10)	0.19	0.27	Diluted earnings per share (in USD)	0.09	(1.17)	(1.63)
3,181	3,180	3,180	Weighted average number of ordinary shares outstanding (in millions)	3,181	3,180	3,179

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First half		Full year
Q2 2016	Q1 2016	Q2 2015	(unaudited, in USD million)	2016	2015	2015

(302)	611	866	Net income	309	(3,704)	(5,169)

36	(221)	240	Actuarial gains (losses) on defined benefit pension plans	(185)	599	1,599
(9)	60	(64)	Income tax effect on income and expenses recognised in OCI	51	(165)	(461)
27	(161)	176	Items that will not be reclassified to the Consolidated statement of income	(134)	435	1,138

(483)	1,357	833	Currency translation adjustments	874	(1,433)	(3,976)
(89)	89	0	Net gains (losses) from available for sale financial assets	(0)	0	0
(572)	1,445	833	Items that may be subsequently reclassified to the Consolidated statement of income	874	(1,433)	(3,976)

(545)	1,284	1,009	Other comprehensive income	740	(999)	(2,838)

(847)	1,895	1,875	Total comprehensive income	1,049	(4,703)	(8,007)

(852)	1,891	1,870	Attributable to the equity holders of the company	1,040	(4,716)	(8,030)
5	4	5	Attributable to non-controlling interests	9	13	22

CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 March	At 31 December	At 30 June
(unaudited, in USD million)	2016	2016	2015	2015

ASSETS
Property, plant and equipment	63,950	64,576	62,006	67,305
Intangible assets	9,105	9,494	9,452	9,838
Equity accounted investments	2,096	835	824	1,196
Deferred tax assets	1,842	1,775	2,022	1,540
Pension assets	1,202	1,242	1,284	1,045
Derivative financial instruments	3,466	3,294	2,697	2,786
Financial investments	2,428	3,037	2,336	2,285
Prepayments and financial receivables	940	849	967	928

Total non-current assets	85,029	85,102	81,588	86,924

Inventories	3,351	2,594	2,502	3,362
Trade and other receivables	5,894	6,868	6,671	9,505
Derivative financial instruments	374	407	542	456
Financial investments	9,220	9,292	9,817	13,658
Cash and cash equivalents	6,761	8,540	8,623	7,003

Total current assets	25,601	27,700	28,154	33,983

Assets classified as held for sale	407	0	0	0

Total assets	111,037	112,802	109,742	120,907

EQUITY AND LIABILITIES
Shareholders' equity	40,200	42,162	40,271	44,980
Non-controlling interests	39	36	36	48

Total equity	40,239	42,198	40,307	45,029

Finance debt	29,869	30,210	29,965	31,194
Deferred tax liabilities	7,184	7,553	7,421	8,366
Pension liabilities	3,237	3,213	2,979	3,401
Provisions	13,993	13,192	12,422	14,412
Derivative financial instruments	1,167	935	1,285	1,076

Total non-current liabilities	55,449	55,105	54,073	58,449

Trade and other payables	8,766	9,003	9,333	11,130
Current tax payable	2,343	3,151	2,740	3,842
Finance debt	3,307	2,796	2,326	1,344
Dividends payable	704	0	700	728
Derivative financial instruments	225	550	264	386

Total current liabilities	15,344	15,499	15,363	17,430

Liabilities directly associated with the assets classified as held for sale	4	0	0	0

Total liabilities	70,798	70,604	69,436	75,879

Total equity and liabilities	111,037	112,802	109,743	120,907

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(3,717)		(3,717)	13	(3,704)
Other comprehensive income			435	(1,433)	(999)		(999)
Total comprehensive income							(4,703)
Dividends			(1,531)		(1,531)		(1,531)
Other equity transactions		2	0		2	(22)	(20)

At 30 June 2015	1,139	5,716	40,863	(2,738)	44,980	48	45,029

At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307
Net income for the period			300		300	9	309
Other comprehensive income			(134)	874	740		740
Total comprehensive income							1,049
Dividends1)	6	287	(1,404)		(1,111)		(1,111)
Other equity transactions		0	(0)		0	(7)	(6)

At 30 June 2016	1,145	6,007	37,455	(4,407)	40,200	39	40,239

1) For more information, see note 7 Dividends.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First half		Full year
Q2 2016	Q1 2016	Q2 2015	(unaudited, in USD million)	2016	2015	2015

211	1,685	2,695	Income before tax	1,896	(434)	55

2,783	2,039	3,087	Depreciation, amortisation and net impairment losses	4,822	10,424	16,715
191	142	(53)	Exploration expenditures written off	332	1,370	2,164
157	(614)	(729)	(Gains) losses on foreign currency transactions and balances	(457)	(282)	1,166
(113)	(5)	(1,346)	(Gains) losses on sales of assets and businesses	(118)	(1,405)	(1,716)
113	712	424	(Increase) decrease in other items related to operating activities1)	826	125	558
(233)	(526)	1,449	(Increase) decrease in net derivative financial instruments1)	(759)	1,461	1,551
86	68	84	Interest received	154	198	363
(169)	(115)	(134)	Interest paid	(284)	(215)	(443)

3,026	3,386	5,476	Cash flows provided by operating activities before taxes paid and working capital items	6,412	11,242	20,414

(1,597)	(743)	(3,033)	Taxes paid	(2,341)	(4,704)	(8,078)

(284)	(438)	94	(Increase) decrease in working capital1)	(722)	(260)	1,292

1,144	2,205	2,538	Cash flows provided by operating activities	3,349	6,278	13,628

0	0	0	Additions through business combinations	0	0	(398)
(2,896)	(2,821)	(4,363)	Capital expenditures and investments3)	(5,716)	(8,326)	(15,518)
(244)	451	(456)	(Increase) decrease in financial investments	207	(5,313)	(2,813)
91	23	108	(Increase) decrease in other non-current items	114	109	(22)
10	10	2,650	Proceeds from sale of assets and businesses	19	3,131	4,249

(3,039)	(2,337)	(2,061)	Cash flows used in investing activities	(5,376)	(10,399)	(14,501)

(0)	0	2	New finance debt	(0)	4,263	4,272
(168)	(3)	(18)	Repayment of finance debt	(171)	(1,445)	(1,464)
(404)	(697)	(735)	Dividend paid	(1,101)	(1,491)	(2,836)
814	452	(1,459)	Net current finance debt and other	1,266	(794)	(701)

242	(248)	(2,209)	Cash flows provided by (used in) financing activities	(6)	534	(729)

(1,653)	(379)	(1,732)	Net increase (decrease) in cash and cash equivalents	(2,033)	(3,588)	(1,602)

(131)	296	70	Effect of exchange rate changes on cash and cash equivalents	165	(510)	(871)
8,530	8,613	8,650	Cash and cash equivalents at the beginning of the period (net of overdraft)	8,613	11,085	11,085

6,746	8,530	6,987	Cash and cash equivalents at the end of the period (net of overdraft)2)	6,746	6,987	8,613

1)     (Increase)/decrease in items under operating activities include currency effects.

2)     At 30 June 2016 cash and cash equivalents included a net bank overdraft of USD 16 million.  At 31 December 2015 and at 30 June 2015 cash and cash equivalents included a net bank overdraft of USD 10 million and USD 16 million, respectively.

3)     At 30 June 2016 capital expenditures and investments included USD 64 million related to acquisition of additional shares in Lundin Petroleum AB. See note 3 Acquisitions and disposals for more information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the second quarter of 2016 were authorised for issue by the board of directors on 26 July 2016.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Consolidated interim financial statements is included in Statoil`s Consolidated annual financial statements for 2015.

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollar (USD), mainly in order to better reflect the underlying USD exposure of Statoil’s business activities and to align with industry practice. The change in presentation currency has been accounted for as a policy change, and comparative figures have been re-presented in USD to reflect the change. All currency translation adjustments have been set to zero as of 1 January 2006, which was the date of Statoil’s transition to IFRS. Translation adjustments and cumulative translation adjustments have been presented as if Statoil had used USD as the presentation currency from that date. For further details and re-presented consolidated financial information for prior periods, reference is made to note 9 Change of presentation currency –
re-presentation of comparative periods in the Condensed interim financial statements for the first quarter of 2016, available at www.statoil.com.

There have been no other changes to significant accounting policies in the first half of 2016 compared to the annual financial statements for 2015.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparative periods have been re-presented to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil’s operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segment NES is reported in the reporting segment Other.

As of 1 January 2016, certain assets and operations, with a book value of USD 1,487 million, previously included in the MMP operating segment are now managed as part of the DPUSA operating segment and are now reported as part of the Development and Production International reporting segment. Comparative periods have not been restated, as the impact on the segments has been considered immaterial.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2016 and 2015 is presented below. The reported measure of segment profit is net operating income.  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Second quarter 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	199	160	10,575	8	0	10,941
Revenues inter-segment	3,031	1,525	2	2	(4,560)	(0)
Net income from equity accounted investments	0	(42)	10	(14)	0	(46)

Total revenues and other income	3,229	1,643	10,586	(4)	(4,560)	10,895

Purchases [net of inventory variation]	0	(3)	(9,471)	(0)	4,222	(5,251)
Operating and SG&A expenses	(613)	(642)	(1,053)	(49)	185	(2,172)
Depreciation, amortisation and net impairment losses	(1,217)	(1,455)	(82)	(29)	0	(2,783)
Exploration expenses	(126)	(383)	0	(0)	0	(509)

Net operating income	1,274	(839)	(20)	(81)	(153)	180

Additions to PP&E, intangibles and equity accounted investments	2,741	1,080	163	191	0	4,175

Second quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	38	1,505	15,662	188	0	17,394
Revenues inter-segment	4,371	2,105	48	0	(6,525)	0
Net income from equity accounted investments	(0)	12	13	3	0	28

Total revenues and other income	4,409	3,623	15,723	191	(6,525)	17,422

Purchases [net of inventory variation]	0	(1)	(13,672)	(0)	6,366	(7,307)
Operating and SG&A expenses	(792)	(884)	(1,243)	(63)	60	(2,922)
Depreciation, amortisation and net impairment losses	(1,725)	(1,174)	(156)	(32)	0	(3,087)
Exploration expenses	(173)	(299)	0	0	0	(471)

Net operating income	1,720	1,265	652	96	(98)	3,635

Additions to PP&E, intangibles and equity accounted investments	1,760	1,985	259	26	0	4,030

First half 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	220	297	20,483	35	0	21,036
Revenues inter-segment	6,347	2,525	14	0	(8,887)	(0)
Net income from equity accounted investments	0	(40)	23	(8)	0	(26)

Total revenues and other income	6,568	2,782	20,520	27	(8,887)	21,010

Purchases [net of inventory variation]	0	(5)	(17,956)	(0)	8,539	(9,421)
Operating and SG&A expenses	(1,330)	(1,267)	(2,127)	(151)	208	(4,667)
Depreciation, amortisation and net impairment losses	(2,444)	(2,157)	(155)	(66)	0	(4,822)
Exploration expenses	(195)	(665)	0	0	0	(860)

Net operating income	2,598	(1,312)	283	(190)	(140)	1,240

Additions to PP&E, intangibles and equity accounted investments	3,975	2,096	279	309	0	6,660

Balance sheet information
Equity accounted investments	1,205	410	127	355	0	2,096
Non-current segment assets	29,749	38,321	4,421	564	0	73,055
Non-current assets, not allocated to segments						9,878

Total non-current assets						85,029

First half 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(236)	1,808	31,018	278	0	32,868
Revenues inter-segment	9,429	3,753	108	0	(13,290)	0
Net income from equity accounted investments	3	26	40	(1)	0	67

Total revenues and other income	9,195	5,586	31,165	278	(13,290)	32,935

Purchases [net of inventory variation]	(0)	(2)	(26,973)	(0)	13,083	(13,893)
Operating and SG&A expenses	(1,808)	(1,772)	(2,461)	(163)	111	(6,094)
Depreciation, amortisation and net impairment losses	(3,294)	(6,815)	(249)	(67)	0	(10,424)
Exploration expenses	(326)	(1,865)	(0)	0	0	(2,192)

Net operating income	3,767	(4,868)	1,482	48	(96)	332

Additions to PP&E, intangibles and equity accounted investments	3,390	4,215	472	39	0	8,116

Balance sheet information
Equity accounted investments	6	626	550	14	0	1,196
Non-current segment assets	32,718	38,503	5,400	522	0	77,143
Non-current assets, not allocated to segments						8,585

Total non-current assets						86,924

In the second quarter of 2016, Statoil recognised net impairment losses of USD 275 million, mainly related to a conventional offshore asset in the Gulf of Mexico following a revision of production forecasts for the asset. The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the nature of the impaired assets.

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million related to unconventional onshore assets in North America and two conventional assets in the DPI segments, partially offset by impairment charges of USD 325 million, related to an unconventional onshore asset in North America.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

See note 3 Acquisitions and disposals for information on transactions impacting the DPN segment.

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first half of 2016, Norway constitutes 78% and the US constitutes 15%.

Non-current assets by country

	At 30 June	At 31 March	At 31 December	At 30 June
(in USD million)	2016	2016	2015	2015

Norway	33,399	33,396	31,487	36,311
US	20,054	20,594	20,531	19,843
Angola	5,022	5,203	5,350	6,365
Brazil	3,473	3,483	3,474	3,816
UK	2,960	3,227	2,883	2,613
Canada	2,449	2,495	2,270	2,454
Algeria	1,437	1,454	1,435	1,570
Azerbaijan	1,373	1,398	1,416	1,593
Other countries	4,984	3,655	3,435	3,774

Total non-current assets1)	75,151	74,905	72,282	78,339

1)     Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition of shares in Lundin Petroleum AB (Lundin) and sale of interests in the Edvard Grieg field

On 30 June 2016 Statoil closed an agreement with Lundin to divest its entire 15% interest in the Edvard Grieg field, a 9% interest in the Edvard Grieg Oil pipeline and a 6% interest in the Utsira High Gas pipeline for an increased ownership share  in Lundin. In addition to the divested interests, a cash consideration of SEK 544 million (USD 64 million) was paid to Lundin. Following the completion of the transaction Statoil owns 68.4 million shares of Lundin, corresponding to 20.1% of the outstanding shares and votes.

Statoil recognised a total net gain of USD 120 million related to the divestment presented in the line item other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production Norway (USD 114 million) and in the Marketing, Midstream and Processing (USD 5 million) segments. The transaction was tax exempt under the Norwegian petroleum tax legislation.

Prior to the transaction, Statoil owned 11.93% of Lundin, acquired through a cash payment of SEK 4.6 billion (USD 541 million) in January 2016. Up until the transaction on 30 June 2016, the shares were accounted for as a non-current financial investment at fair value with changes in fair value presented in the line item net gain (loss) on available for sale financial assets in the Consolidated statement of comprehensive income. Statoil recognised an unrealised gain of USD 127 million in the Consolidated statement of comprehensive income, of which USD 89 million was recognised in the first quarter of 2016.

Following the increase in ownership interest on 30 June 2016, Statoil obtained significant influence over Lundin, and will account for the investment as an associate under the equity method. Following the change in accounting classification, Statoil recognised a gain of USD 127 million representing the cumulative gain on its initial 11.93% shareholding being reclassified from the line item net gain (loss) on available for sale financial assets in the Consolidated statement of comprehensive income, to the net financial items line item in the Consolidated statement of income.

Under the equity method, the investment in Lundin will be carried on the balance sheet at cost with the addition of post-acquisition changes in Statoil’s share of Lundin’s net assets, less distributions received and, to the extent relevant, less any impairment in value of the investment. The Consolidated statement of income will reflect Statoil’s share of Lundin’s results after tax, adjusted to account for depreciation, amortisation and any impairment of Lundin`s assets based on their fair values at the date of acquisition. Where there are differences in accounting policies, adjustments are made to bring the accounting policies applied into line with Statoil’s. The Lundin investment will be reported as part of the DPN operating segment.

Statoil has performed a preliminary purchase price allocation to determine the net identifiable assets and liabilities of Lundin. Excess values have been allocated mainly to Lundin`s exploration and production licences on the Norwegian continental shelf.

The investment in Lundin is included in the Consolidated balance sheet within investments in equity accounted investments  with a book value of USD 1,199 million as per 30 June 2016.

Sale of interest in Marcellus operated onshore play

In the second quarter of 2016 Statoil entered into an agreement to divest its operated properties in the US state of West Virginia to EQT Corporation for USD 407 million in cash. The transaction closed on 8 July 2016 with an immaterial effect on the Consolidated statement of income to be recognised in the third quarter of 2016. Assets and associated liabilities relating to the properties divested, with the net values reflected at their carrying amounts which corresponds to the fair value less cost to sell, are classified as held for sale in the Consolidated balance sheet as of 30 June 2016.

4 Financial items

Quarters				First half		Full year
Q2 2016	Q1 2016	Q2 2015	(in USD million)	2016	2015	2015

(72)	8	60	Net foreign exchange gains (losses)	(64)	92	(245)
200	48	68	Interest income and other financial items1)	248	238	396
161	824	(814)	Derivative financial instruments gains (losses)	986	(606)	(491)
(258)	(255)	(254)	Interest and other finance expenses	(513)	(492)	(971)

31	625	(940)	Net financial items	656	(766)	(1,311)

1) See note 3 Acquistions and disposals for more information related to realised gain on shares in Lundin Petroleum AB.

Statoil has available a US Commercial paper program with a limit of USD 4 billion. At 30 June 2016 there was USD 365 million outstanding.

5 Income tax

Quarters				First half		Full year
Q2 2016	Q1 2016	Q2 2015	(in USD million)	2016	2015	2015

211	1,685	2,695	Income before tax	1,896	(434)	55
(513)	(1,074)	(1,829)	Income tax	(1,587)	(3,270)	(5,225)
>100%	63.7%	67.9%	Equivalent to a tax rate of	83.7%	>100%	>100%

The tax rate for the second quarter of 2016 and for the first half of 2016 was primarily influenced by impairments and losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction and the tax exempted sale of interest in the Edvard Grieg field as described in note 3 Acquisitions and disposals, and currency effects in entities that are taxable in other currency than the functional currency.

The tax rate for the first half of 2016 was also influenced by write off of deferred tax assets within Development and Production International (DPI) segment, due to uncertainty related to future taxable income.

The tax rate for the second quarter of 2015 was primarily influenced by relatively high income from entities with lower than average tax rate, including the tax exempted sale of interest in the Shah Deniz project. This was partially offset by tax effect of foreign exchange gains in entities that are taxable in other currencies than the functional currency.

The tax rate for the first half of 2015 was primarily influenced by impairments with lower than average tax rates. This was partially offset by the tax exempted sale of interest in the Shah Deniz project and foreign exchange losses in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter and first half of 2015 was also influenced by write-off of deferred tax assets within DPI segment, due to uncertainty related to future taxable income.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2015	62,006	9,452
Additions	6,090	313
Transfers	85	(85)
Disposals and reclassifications 1)	(709)	(39)
Transferred to assets classified as held for sale	(129)	(278)
Expensed exploration expenditures and impairment losses	-	(332)
Depreciation, amortisation and net impairment losses	(4,817)	(6)
Effect of foreign currency translation adjustments	1,423	80

Balance at 30 June 2016	63,950	9,105

1) Includes USD 341 million related to change in the classification of Statoil’s investment in Dudgeon Offshore Wind Ltd from joint operation (pro-rata line by line consolidation) to joint venture (equity method).

Impairments

In the second quarter of 2016, Statoil recognised net impairment losses of USD 275 million. See also note 2 Segments.

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million and impairment charges of USD 325 million.

First half 2016	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(156)	(32)	(188)
Acquisition costs related to oil and gas prospects	-	154	154

Total net impairment losses (reversals) recognised	(156)	122	(34)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Dividends

For the first quarter of 2016, a dividend of USD 0.2201 has been approved, payable on or around 23 September 2016, and the shares will trade ex-dividend on 10 August 2016 on OSE and on NYSE for American Depositary Receipt (ADR) shareholders on NYSE.

As part of Statoil's scrip dividend programme, eligible shareholders and holders of ADRs can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of ADSs. The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on Oslo Børs of the last two trading days of the subscription period for each quarter. For the fourth quarter of 2015 and for the first and second quarter of 2016 the discount has been set to 5%.

The 2 year scrip dividend programme was approved by Statoil's general assembly in May 2016, and the first scrip dividend settlement, for the fourth quarter of 2015, was settled in the second quarter of 2016. Dividend approved, but not yet settled, is presented as dividends payable in the Consolidated balance sheet, regardless of whether the dividend is expected to be paid in cash or by issuance of new shares. The line item dividend paid in the Consolidated statement of cash flows includes only dividend paid in cash during the period. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings), offset by scrip dividend settled during the period (share capital and additional paid-in-capital).

Dividends

		First half		Full year
	Q2 2016	2016	Q2 2015	2015

Dividends paid in cash (in USD million)	404	1,101	735	2,836
US dollar per share or ADS	0.2201	0.4402	0.2201	0.9034
Norwegian kroner per share	1.8109	3.7041	1.8000	7.2000

Scrip dividends (in USD million)	293	293	0	0
Number of shares issued (in millions)	18.3	18.3	0.0	0.0

Sum dividend	697	1,394	735	2,836

8 Provisions, commitments, contingent liabilities and contingent assets

Statoil's estimated asset retirement obligations (ARO) have increased by USD 1,467 million, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

The Norwegian tax authorities have issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The main issue relates to SCC`s capital structure and its compliance with the arm’s length principle. Statoil is currently in the process of reviewing the notice and evaluating its impact, whereupon comments will be provided to the tax authorities. Statoil is of the view that arm’s length pricing has been applied in these cases and that the group has a strong position, and no amounts have consequently been provided for in the accounts.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Subsequent events

On 26 July 2016 the board of directors resolved to declare a dividend for the second quarter of 2016 of USD 0.2201 per share. The shares will trade ex-dividend on 2 November 2016 on the Oslo Børs (OSE) and 1 November for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). Pursuant to the scrip dividend programme approved at the annual general meeting on 11 May 2016, shareholders will have the option to receive the dividend for the second quarter in cash or newly issued shares in Statoil at a 5% discount.

10 Condensed consolidated financial information related to guaranteed debt securities

Statoil Petroleum AS, a 100% owned subsidiary of Statoil ASA, is the co-obligor of certain existing debt securities of Statoil ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, Statoil Petroleum AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil ASA, the payment and covenant obligations for these US registered debt securities. In addition, Statoil ASA is also the co-obligor of a US registered debt security of Statoil Petroleum AS. As co-obligor, Statoil ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil Petroleum AS, the payment and covenant obligations of that security. In the future, Statoil ASA may from time to time issue future US registered debt securities for which Statoil Petroleum AS will be the co-obligor or guarantor.

The following financial information on a condensed consolidated basis provides financial information about Statoil ASA, as issuer and co-obligor, Statoil Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidated information is prepared in accordance with Statoil's IFRS accounting policies as described in note 2 Significant accounting policies in the Annual report on Form 20-F, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information as of 30 June 2016 and 2015, and for the year ended 31 December 2015.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2016 (unaudited, in USD million)

Revenues and other income	14,157	7,546	7,015	(7,681)	21,036
Net income from equity accounted companies	(15)	(984)	18	956	(26)

Total revenues and other income	14,141	6,561	7,034	(6,726)	21,010

Total operating expenses	(14,237)	(5,057)	(8,008)	7,531	(19,770)

Net operating income	(95)	1,505	(974)	805	1,240

Net financial items	1,682	(345)	52	(732)	656

Income before tax	1,586	1,160	(923)	73	1,896

Income tax	(553)	(1,299)	272	(8)	(1,587)

Net income	1,034	(139)	(650)	65	309

Other comprehensive income	6	202	195	336	740

Total comprehensive income	1,040	64	(455)	401	1,049

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2015 (unaudited, in USD million)

Revenues and other income	21,561	10,870	11,772	(11,334)	32,868
Net income from equity accounted companies	(3,491)	(6,045)	57	9,546	67

Total revenues and other income	18,070	4,824	11,828	(1,788)	32,935

Total operating expenses	(21,379)	(6,807)	(15,630)	11,213	(32,603)

Net operating income	(3,309)	(1,983)	(3,801)	9,425	332

Net financial items	(1,191)	(139)	91	473	(766)

Income before tax	(4,501)	(2,121)	(3,711)	9,898	(434)

Income tax	312	(2,656)	(922)	(3)	(3,270)

Net income	(4,189)	(4,778)	(4,633)	9,895	(3,704)

Other comprehensive income	(528)	(693)	(416)	638	(999)

Total comprehensive income	(4,717)	(5,470)	(5,049)	10,532	(4,703)

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2015 (unaudited, in USD million)

Revenues and other income	39,289	20,583	20,248	(20,448)	59,671
Net income from equity accounted companies	(4,686)	(8,350)	(42)	13,050	(29)

Total revenues and other income	34,603	12,232	20,205	(7,399)	59,642

Total operating expenses	(39,372)	(12,561)	(26,907)	20,566	(58,276)

Net operating income	(4,769)	(329)	(6,702)	13,167	1,366

Net financial items	(2,771)	(106)	139	1,427	(1,311)

Income before tax	(7,541)	(435)	(6,563)	14,594	55

Income tax	925	(5,301)	(840)	(9)	(5,225)

Net income	(6,616)	(5,736)	(7,402)	14,585	(5,169)

Other comprehensive income	(1,414)	(1,771)	(1,405)	1,751	(2,838)

Total comprehensive income	(8,030)	(7,507)	(8,807)	16,336	(8,007)

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 June 2016 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	603	31,876	40,611	(35)	73,055
Equity accounted companies	51,747	19,805	528	(69,984)	2,096
Other non-current assets	4,541	1,093	4,243	0	9,878
Non-current financial receivables from subsidiaries	24,224	0	26	(24,250)	0

Total non-current assets	81,116	52,774	45,408	(94,269)	85,029

Current receivables from subsidiaries	5,090	2,836	22,540	(30,465)	0
Other current assets	14,031	936	4,402	(530)	18,840
Cash and cash equivalents	5,596	81	1,084	(0)	6,761

Total current assets	24,717	3,853	28,026	(30,995)	25,601

Assets classified as held for sale	0	0	407	0	407

Total assets	105,833	56,627	73,841	(125,264)	111,037

EQUITY AND LIABILITIES
Total equity	40,200	20,337	49,883	(70,181)	40,239

Non-current liabilities to subsidiaries	17	15,020	9,213	(24,250)	0
Other non-current liabilities	34,495	15,452	5,671	(169)	55,449

Total non-current liabilities	34,512	30,472	14,885	(24,419)	55,449

Other current liabilities	7,024	4,340	4,179	(199)	15,344
Current liabilities to subsidiaries	24,097	1,477	4,890	(30,465)	0

Total current liabilities	31,121	5,817	9,069	(30,664)	15,344

Liabilities directly associated with the assets classified as held for sale	0	0	4	0	4

Total liabilities	65,633	36,290	23,958	(55,083)	70,798

Total equity and liabilities	105,833	56,627	73,842	(125,264)	111,037

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 June 2015 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	703	34,736	41,749	(44)	77,143
Equity accounted companies	59,014	13,068	771	(71,657)	1,196
Other non-current assets	4,095	1,144	3,346	(0)	8,585
Non-current financial receivables from subsidiaries	8,743	55	26	(8,824)	0

Total non-current assets	72,556	49,003	45,891	(80,525)	86,924

Current receivables from subsidiaries	5,172	6,308	14,517	(25,998)	0
Other current assets	19,959	1,331	6,479	(789)	26,980
Cash and cash equivalents	6,247	54	702	0	7,003

Total current assets	31,378	7,693	21,698	(26,787)	33,983

Total assets	103,934	56,696	67,590	(107,312)	120,907

EQUITY AND LIABILITIES
Total equity	44,980	22,931	49,009	(71,892)	45,029

Non-current liabilities to subsidiaries	16	8,417	391	(8,824)	0
Other non-current liabilities	35,899	17,295	5,448	(193)	58,449

Total non-current liabilities	35,915	25,712	5,839	(9,017)	58,449

Other current liabilities	6,028	5,932	5,875	(405)	17,430
Current liabilities to subsidiaries	17,011	2,120	6,866	(25,998)	0

Total current liabilities	23,039	8,052	12,742	(26,403)	17,430

Total liabilities	58,954	33,765	18,581	(35,421)	75,879

Total equity and liabilities	103,934	56,696	67,590	(107,312)	120,907

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2015 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	636	29,653	41,205	(36)	71,458
Equity accounted companies	55,643	20,547	434	(73,800)	824
Other non-current assets	4,357	1,014	3,937	(3)	9,305
Non-current financial receivables from subsidiaries	13,976	0	24	(13,999)	0

Total non-current assets	72,612	51,214	45,600	(87,839)	81,588

Current receivables from subsidiaries	1,239	2,319	13,631	(17,189)	(0)
Other current assets	14,847	1,006	4,118	(440)	19,532
Cash and cash equivalents	7,471	87	1,066	0	8,623

Total current assets	23,557	3,412	18,815	(17,629)	28,154

Total assets	96,169	54,626	64,415	(105,468)	109,742

EQUITY AND LIABILITIES
Total equity	40,271	20,895	52,607	(73,466)	40,307

Non-current liabilities to subsidiaries	15	13,726	259	(13,999)	0
Other non-current liabilities	34,415	14,363	5,432	(138)	54,073

Total non-current liabilities	34,430	28,089	5,691	(14,137)	54,073

Other current liabilities	5,954	4,377	5,707	(675)	15,363
Current liabilities to subsidiaries	15,514	1,265	410	(17,189)	0

Total current liabilities	21,468	5,643	6,117	(17,865)	15,363

Total liabilities	55,899	33,731	11,808	(32,002)	69,436

Total equity and liabilities	96,169	54,626	64,415	(105,468)	109,743

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2016 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	(628)	3,596	381	0	3,349
Cash flows provided by (used in) investing activities	(10,410)	(2,641)	(2,863)	10,538	(5,376)
Cash flows provided by (used in) financing activities	8,983	(942)	2,491	(10,538)	(6)

Net increase (decrease) in cash and cash equivalents	(2,055)	13	9	0	(2,033)

Effect of exchange rate changes on cash and cash equivalents	181	(19)	3	0	165
Cash and cash equivalents at the beginning of the period (net of overdraft)	7,471	87	1,055	0	8,613

Cash and cash equivalents at the end of the period (net of overdraft)	5,597	81	1,067	0	6,746

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2015 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	1,257	5,030	2,202	(2,211)	6,278
Cash flows provided by (used in) investing activities	(4,836)	(4,087)	(1,815)	339	(10,399)
Cash flows provided by (used in) financing activities	571	(878)	(1,031)	1,872	534

Net increase (decrease) in cash and cash equivalents	(3,008)	65	(644)	0	(3,588)

Effect of exchange rate changes on cash and cash equivalents	(370)	(89)	(51)	0	(510)
Cash and cash equivalents at the beginning of the period (net of overdraft)	9,625	78	1,382	0	11,085

Cash and cash equivalents at the end of the period (net of overdraft)	6,247	54	687	0	6,987

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2015 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	2,883	8,348	4,567	(2,170)	13,628
Cash flows provided by (used in) investing activities	(5,694)	(17,219)	(5,630)	14,042	(14,501)
Cash flows provided by (used in) financing activities	1,333	8,986	824	(11,872)	(729)

Net increase (decrease) in cash and cash equivalents	(1,478)	115	(239)	0	(1,602)

Effect of exchange rate changes on cash and cash equivalents	(677)	(106)	(88)	0	(871)
Cash and cash equivalents at the beginning of the period (net of overdraft)	9,625	78	1,382	0	11,085

Cash and cash equivalents at the end of the period (net of overdraft)	7,470	87	1,055	0	8,613

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	Operational data	2016	2015	Change

				Prices
45.6	33.9	61.9	(26%)	Average Brent oil price (USD/bbl)	39.8	57.8	(31%)
41.2	30.7	56.3	(27%)	DPN average liquids price (USD/bbl)	35.6	53.1	(33%)
37.1	25.6	53.4	(30%)	DPI average liquids price (USD/bbl)	31.5	48.1	(34%)
39.4	28.7	55.0	(28%)	Group average liquids price (USD/bbl)	33.9	50.9	(33%)
325.4	248.0	426.7	(24%)	Group average liquids price (NOK/bbl) [1]	286.5	394.9	(27%)
2.90	4.00	4.99	(42%)	Transfer price natural gas (USD/mmbtu) [9]	3.51	5.50	(36%)
4.95	5.45	7.24	(32%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.23	7.61	(31%)
1.67	2.29	2.10	(20%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	1.98	3.28	(40%)
5.2	4.3	9.6	(46%)	Refining reference margin (USD/bbl) [2]	4.8	8.4	(43%)

				Entitlement production (mboe per day)
581	602	593	(2%)	DPN entitlement liquids production	592	596	(1%)
444	434	417	6%	DPI entitlement liquids production	439	431	2%
1,025	1,036	1,011	1%	Group entitlement liquids production	1,031	1,027	0%
630	719	555	13%	DPN entitlement gas production	674	627	8%
159	155	143	11%	DPI entitlement gas production	157	139	13%
789	873	699	13%	Group entitlement gas production	831	766	9%
1,814	1,909	1,709	6%	Total entitlement liquids and gas production [3]	1,862	1,793	4%

				Equity production (mboe per day)
581	602	593	(2%)	DPN equity liquids production	592	596	(1%)
558	552	553	1%	DPI equity liquids production	555	568	(2%)
1,139	1,154	1,147	(1%)	Group equity liquids production	1,146	1,164	(1%)
630	719	555	13%	DPN equity gas production	674	627	8%
190	182	170	11%	DPI equity gas production	186	174	7%
820	901	726	13%	Group equity gas production	860	800	8%
1,959	2,054	1,873	5%	Total equity liquids and gas production [4]	2,007	1,964	2%

				MMP sales volumes
194.0	205.0	210.0	(8%)	Crude oil sales volumes (mmbl)	399.0	412.0	(3%)
10.8	12.2	9.6	14%	Natural gas sales Statoil entitlement (bcm)	23.0	21.7	6%
1.7	2.7	1.8	(3%)	Natural gas sales third-party volumes (bcm)	4.4	5.2	(15%)

EXCHANGE RATES

Quarters			Change		First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	Exchange rates	2016	2015	Change

0.1211	0.1156	0.1290	(6%)	NOK/USD average daily exchange rate	0.1183	0.1289	(8%)
0.1194	0.1209	0.1273	(6%)	NOK/USD period-end exchange rate	0.1194	0.1273	(6%)
8.2571	8.6482	7.7548	6%	USD/NOK average daily exchange rate	8.4510	7.7572	9%
8.3776	8.2692	7.8568	7%	USD/NOK period-end exchange rate	8.3776	7.8568	7%
1.1288	1.1015	1.1048	2%	EUR/USD average daily exchange rate	1.1150	1.1154	(0%)
1.1102	1.1385	1.1189	(1%)	EUR/USD period-end exchange rate	1.1102	1.1189	(1%)

EXPLORATION EXPENSES

Quarters			Change	Exploration expenses	First half
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	(in USD million)	2016	2015	Change

129	105	281	(54%)	DPN exploration expenditures (activity)	233	485	(52%)
290	239	480	(40%)	DPI exploration expenditures (activity)	530	986	(46%)

419	344	761	(45%)	Group exploration expenditures (activity)	763	1,471	(48%)
139	71	24	>100%	Expensed, previously capitalised exploration expenditure	210	78	>100%
(100)	(135)	(237)	(58%)	Capitalised share of current period's exploration activity	(235)	(649)	(64%)
52	71	(77)	>(100%)	Impairment (reversal of impairment)	122	1,292	(91%)

509	351	471	8%	Exploration expenses IFRS	860	2,192	(61%)

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Twelve month average per		HSE	First half
Q2 2016	Q2 2015		2016	2015

2.8	2.8	Total recordable injury frequency (TRIF)	3.0	2.7
0.8	0.6	Serious incident frequency	0.8	0.5
129	207	Accidental oil spills	69	110
25	79	Accidental oil spills (cubic metres)	7	4

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil’s focus on capital discipline; expected annual organic production through 2017; projections and future impact related to efficiency programmes and cost reductions; capital expenditure and exploration guidance for 2016; Statoil’s expected report on helicopter safety on the Norwegian continental shelf; Statoil’s intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil’s production guidance; accounting decisions and policy judgments and the impact thereof; fair value estimates; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; the projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws, including with respect to the deviation notice issued by the Norwegian tax authorities and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    Not applicable this quarter.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be priced on an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.    The internal transfer price paid from MMP to DPN.

10.  Not applicable this quarter.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: July 27, 2016

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges